SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                 ANTENNA TV S.A.
                            (Name of Subject Company)

                           HOLNEST INVESTMENTS LIMITED
                           GLOBECAST HOLDINGS LIMITED
                        ALTAVISTA GLOBAL HOLDINGS LIMITED
                        PRAXIS GLOBAL INVESTMENTS LIMITED
                                 MINOS KYRIAKOU
                                THEODORE KYRIAKOU
                                XENOPHON KYRIAKOU
                                 ATHINA KYRIAKOU
                    (Name of Filing Persons (the "Offerors"))

    ORDINARY SHARES AND AMERICAN DEPOSITARY SHARES (EACH AMERICAN DEPOSITARY
               SHARE REPRESENTING ONE HALF OF ONE ORDINARY SHARE)

                              CUSIP NO.03672N 10 0
                      (CUSIP Number of Class of Securities)

                               Mr. Minos Kyriakou
                             Kifissias Avenue 10-12
                                Maroussi 151 25,
                                 Athens, Greece
                                (30) 10 688-6100
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

                                   COPIES TO:

                               Mark Bergman, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                                  Alder Castle
                                 10 Noble Street
                              London EC2V 7JU, U.K.
                                (44 20) 7367-1600

       [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

       [X] third party tender offer subject to Rule 14d-1.

       [_] issuer tender offer subject to Rule 13e-4.

       [X] going-private transaction subject to Rule 13e-3.

       [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]


                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
             TRANSACTION VALUATION*                AMOUNT OF FILING FEE
--------------------------------------------------------------------------------

                  $9,366,226                            $1,873.25
--------------------------------------------------------------------------------

* Estimated for purposes of calculating the filing fee. This calculation assumes the purchase of 3,902,594 Ordinary Shares (either directly or in the form of American Depositary Shares (each represented by one half of one Ordinary Share)) of Antenna TV S.A., ticker symbol "ANTV," at a purchase price of $2.40 per Ordinary Share or $1.20 per ADS, net in cash. The amount of the filing fee, calculated in accordance with Regulation 2400.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:    $1,873.25

                                FILING PARTY:  HOLNEST INVESTMENTS LIMITED
                                               GLOBECAST HOLDINGS LIMITED
                                               ALTAVISTA GLOBAL HOLDINGS LIMITED
                                               PRAXIS GLOBAL INVESTMENTS LIMITED


FORM OR REGISTRATION NO.: SCHEDULE TO/13E-3    DATE FILED:  NOVEMBER 25, 2002

         This Amendment No. 1 amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission on November 25, 2002 (the "Schedule TO") by Holnest Investments Limited, Globecast Holdings Limited, Altavista Global Holdings Limited and Praxis Global Investments Limited, each a corporation incorporated pursuant to the laws of the Republic of Ireland, (together with Minos Kyriakou, Theodore Kyriakou, Xenophon Kyriakou and Athina Kyriakou, the "Offerors"). This Schedule TO relates to the offer by the Offerors to purchase
(i) all outstanding ordinary shares ("Ordinary Shares") not already owned by the Offerors or their affiliates and (ii) all outstanding American Depositary Shares ("ADSs") not already owned by the Offerors or their affiliates (each ADS representing one half of one Ordinary Share), of Antenna TV S.A. ("Antenna" or the "Company"), at a purchase price of $2.40 per Ordinary Share or $1.20 per ADS, net in cash, without interest (the "Offer Price"), upon the terms and conditions of the Offerors' Offer to Purchase dated November 25, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as they may be amended or supplemented from time to time, constitute the "Offer"). The amendment and supplement to the Offer to Purchase dated December 17, 2002 is attached to this Amendment No. 1 as exhibit
(a)(1)(vi). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule TO.

         ALL ITEMS.

         The information in the Schedule TO is hereby expressly incorporated in this Amendment No. 1 by reference in response to all of the items of this Amendment No. 1, except as otherwise set forth below. You should read this Amendment No. 1 together with the Schedule TO filed on November 25, 2002.

         SCHEDULE TO ITEMS 1 THROUGH 9, 11, 12 AND 13.

         (1) The list of the Offerors on the cover page of the Offer to Purchase is amended by adding the following names:

         "MINOS KYRIAKOU
         THEODORE KYRIAKOU
         XENOPHON KYRIAKOU
         ATHINA KYRIAKOU"

         (2) The second paragraph on the cover page of the Offer to Purchase is amended and restated in its entirety to read as follows:

         "Holnest Investments Limited, Globecast Holdings Limited, Altavista Global Holdings Limited and Praxis Global Investments Limited, each a corporation incorporated under the laws of the Republic of Ireland, and Minos Kyriakou, Theodore Kyriakou, Xenophon Kyriakou and Athina Kyriakou (collectively, the "Offerors") are offering to purchase (i) all of the outstanding ordinary shares, par value GRD 100 (the "Ordinary Shares") and
         (ii) all of the outstanding American Depositary Shares, each representing one half of one Ordinary Share (the "ADSs") of Antenna TV S.A., that they or their affiliates do not already own upon the terms and conditions of this Offer and the related Letter of Transmittal."

         (3) The paragraph appearing in the Offer to Purchase under "Summary Term Sheet--Questions and Answers About the Tender Offer--Who is offering to buy my ADSs or Ordinary Shares?" is amended and restated in its entirety to read as follows:

         "We are Holnest Investments Limited, Globecast Holdings Limited, Altavista Holdings Limited and Praxis Global Investment Limited, each a corporation incorporated under the laws of the Republic of Ireland, and Minos Kyriakou, Theodore Kyriakou, Xenophon Kyriakou and Athina Kyriakou. Collectively, we hold approximately 80% of Antenna's outstanding Ordinary Shares. We are or are controlled by members of the Kyriakou family, the same interests that control Antenna. See "The Offer--Certain Information Concerning the Offerors" in this Offer."

         (4) The date "January 24, 2003" appearing in the first sentence in the Offer to Purchase under "Summary Term Sheet--Questions and Answers About the Tender Offer--Until what time can I withdraw previously tendered ADSs or Ordinary Shares?" is amended and restated to read "January 23, 2003".

         (5) The first paragraph appearing in the Offer to Purchase under "Introduction" is amended and restated in its entirety to read as follows:

         "Holnest Investments Limited, Globecast Holdings Limited, Altavista Global Holdings Limited and Praxis Global Investments Limited, each a corporation incorporated pursuant to the laws of the Republic of Ireland, and Minos Kyriakou, Theodore Kyriakou, Xenophon Kyriakou and Athina Kyriakou (collectively, the "Offerors"), hereby offer to purchase all of the outstanding ordinary shares, par value GRD 100 ("Ordinary Shares"), and all of the outstanding American Depositary Shares, each representing one half of one Ordinary Share ("ADSs"), of Antenna TV S.A., a Greek corporation ("Antenna") not already owned by the Offerors and their affiliates."

         (6) The third paragraph appearing in the Offer to Purchase under "Introduction" is amended and restated in its entirety to read as follows:

         "The Offerors collectively hold approximately 80% of Antenna's outstanding Ordinary Shares and are or are controlled by the same individual members of the Kyriakou family that control Antenna."

         (7) The 16 paragraph (beginning with "On October 2, 2002,...") appearing in the Offer to Purchase under "Special Factors--Background of the Offer" is amended by adding the following immediately before the last sentence of such paragraph:

         "The power and authority of the Special Committee was not limited in any way by the Antenna Board."

         (8) The first paragraph appearing in the Offer to Purchase under "Special Factors--Purpose of the Offer; Plans for Antenna--Purpose of the Offer" is amended by adding the following immediately before the first sentence of such paragraph:

         "The purpose of the Offer is to provide shareholders with the means of selling their ADSs and Ordinary Shares to the Offerors to permit the Offerors collectively to increase their ownership of Antenna and take Antenna private."

         (9) The third paragraph appearing in the Offer to Purchase under "Special Factors--Purpose of the Offer; Plans for Antenna--Purpose of the Offer" is amended and restated in its entirety to read as follows:

         "The decision to take Antenna private at this time rather than at any other time of the Company's operating history is a result of a number of factors, the most important of which are:

         o that there is no advantage to the Offerors or the public shareholders to continue as a public company in light of the inability to expand the ownership base and increase the size of Antenna, especially in light of the fall in the market price of the ADSs beginning in the second half of 2001;

         o the steep decline in the value of shares traded on the Athens stock exchange, beginning in late 2000, which caused Antenna to drop plans to seek a listing on that exchange and thereby increase its shareholder base; and

         o it is not in Antenna's best interest to continue to shoulder the burden and expense of being a public company (particularly as it relates to management's attention on compliance and investor relations)."

         (10) The fourth paragraph appearing in the Offer to Purchase under "Special Factors--Purpose of the Offer; Plans for Antenna--Plans for Antenna After Completion of the Offer" is amended and restated in its entirety to read as follows:

         "Subsequent to a successful consummation of the Offer (assuming all of the outstanding ADSs and Ordinary Shares, other than those already owned by the Offerors and their affiliates, are tendered to the Offer), current holders of ADSs and Ordinary Shares of Antenna not controlled by the Offerors or their affiliates will cease to have any equity interest in Antenna, will not have the opportunity to participate in the earnings and growth of Antenna and will not have any right to vote on corporate matters. Similarly (assuming all of the outstanding ADSs and Ordinary Shares, other than those already owned by the Offerors, are tendered to the Offer), current holders of ADSs and Ordinary Shares will not face the risk of losses generated by Antenna's operations or decline in Antenna's value. Instead, they would have immediate liquidity in the form of the Offer Price in place of an ongoing equity interest in Antenna in the form of ADSs or Ordinary Shares. All of the other incidents of share ownership of Antenna's public shareholders, such as the right to vote on certain corporate decisions, to elect directors and to receive distributions upon the liquidation of Antenna would be extinguished upon acceptance by the Offerors of ADSs or Ordinary Shares tendered in the Offer. If the Offer is completed but less than all of the outstanding ADSs and Ordinary Shares are tendered to the Offer, the current shareholders of Antenna who have not tendered their ADSs and Ordinary Shares in the Offer will have a proportionate share of the equity interests in Antenna and a proportionate participation in the earnings and growth of Antenna and in its losses or declines in value.

         Once Antenna delists and ceases to be an SEC reporting company, it will cease to have access to the public equity capital markets as a source of funding. However, it will have external access to capital, if and when it requires such capital, through possible infusions from the Offerors or through incurrence of additional indebtedness. Once Antenna delists and ceases to be an SEC reporting company, it will not be subject to the listing standards of the Nasdaq National Market and will not be required to comply with the rules and regulations promulgated as a result of the Sarbanes-Oxley Act of 2002 that apply to either listed companies or SEC reporting companies. So long as Antenna is required under its indentures to prepare periodic reports as if it were an SEC reporting company, it will continue to do so, but thereafter will cease to prepare such reports. Legal and accounting fees for Antenna and other expenses related to its status as a public company average approximately $450,000 per year."

         (11) The following factors appearing in the Offer to Purchase under "Special Factors--Recommendation of the Special Committee and the Antenna Board; Fairness of the Offer--Fairness of the Offer--The Special Committee" are amended as follows:

         a.       The following is added after the first sentence of factor 2:

         "The Special Committee adopted the analysis of Piraeus Bank and its conclusions."

         b.       The following is added to the end of factor 3:

         ", a premium of $0.79 (192%) per ADS over the market price on the Nasdaq National Market 32 days prior to the public announcement of the Offer and a premium of $0.22 (22%) per ADS over the market price on the Nasdaq National Market 60 days prior to the public announcement of the Offer. The Special Committee did not consider prior purchases of ADSs by the Offerors as such purchases were made during a period when different market conditions prevailed."

         c.       The following is added after the second sentence of factor 8:

         "The Special Committee was also aware that the Offerors' intention to offer $1.20 per ADS ($2.40 per Ordinary Share) for the ADS and Ordinary Shares they did not already own had been made public on October 1, 2002 and that no third party indicated an interest in acquiring Antenna or the ADS and Ordinary Shares not owned by the Offerors or their affiliates."

         d. The third sentence (beginning with "Accordingly, the Special Committee...") in factor 8 is replaced with the following:

         "Accordingly, the Special Committee concluded that an acquisition of Antenna by a third party was not a feasible alternative nor was a higher offer for the ADSs and Ordinary Shares likely."

         e. Factor 9, "Procedural Fairness", is amended and restated in its entirety to read as follows:

         "9.      PROCEDURAL FAIRNESS. The Special Committee considered the fact that:

         o the Special Committee consisted of all of the independent directors of Antenna and was appointed to represent the interests of holders of ADSs and Ordinary Shares (other than the Controlling Shareholders);

         o the Special Committee retained and was advised as to its fiduciary duties by its own independent legal counsel;

         o the Special Committee retained and was advised by Piraeus Bank, as its independent financial advisor, with the sole objective of rendering an opinion as to the fairness, from a financial point of view, of the Offer to the holders of ADS and Ordinary Shares (other than the Offerors and their affiliates);

         o each holder of ADSs and Ordinary Shares is able to decide voluntarily whether or not to tender its ADSs or Ordinary Shares in the Offer; and

         o that the Offer contains procedures for holders of ADSs and Ordinary Shares to withdraw their tendered ADSs and Ordinary Shares prior to the Expiration Time."

         (12) The following paragraph is inserted immediately following the bullet point list appearing in the Offer to Purchase under "Special Factors--Recommendation of the Special Committee and the Antenna Board; Fairness of the Offer--Fairness of the Offer--The Antenna Board":

         "The Antenna Board did not independently analyze the factors taken into account by the Special Committee.
         Instead, the Antenna Board adopted the analysis of the Special Committee and its conclusions."

         (13) The bullet point list appearing after the third paragraph (beginning with "The Antenna Board, including...") in the Offer to Purchase under "Special Factors--Recommendation of the Special Committee and the Antenna Board; Fairness of the Offer--Fairness of the Offer--The Antenna Board" is amended and restated in its entirety to read as follows:

         "o the fact that the Special Committee consisted of all of the independent directors of Antenna and was appointed to represent the interests of holders of ADSs and Ordinary Shares (other than the Controlling Shareholders);

         o the fact that the Special Committee retained and was advised as to its fiduciary duties by its own independent legal counsel;

         o the fact that the Special Committee retained and was advised by Piraeus Bank, as its independent financial advisor, with the sole objective of rendering an opinion as to the fairness, from a financial point of view, of the Offer to the holders of ADS and Ordinary Shares (other than the Offerors and their affiliates); o the fact that each holder of ADSs and Ordinary Shares is able to decide voluntarily whether or not to tender its ADSs or Ordinary Shares in the Offer;

         o the fact that the Offer contains procedures for holders of ADSs and Ordinary Shares to withdraw their tendered ADSs and Ordinary Shares prior to the Expiration Time; and

         o the nature of the deliberations under which the Special Committee evaluated the Offer and the alternatives to the Offer."

         (14) The following paragraph is inserted before the penultimate paragraph appearing in the Offer to Purchase under "Special
Factors--Recommendation of the Special Committee and the Antenna Board; Fairness of the Offer--Fairness of the Offer--The Antenna Board":

         "The Special Committee did not consider the net book value of the Ordinary Shares useful, absent an appraisal, in determining whether to accept the Offerors offer of $1.20 per ADS ($2.40 per Ordinary Share). The Special Committee did evaluate Antenna as a going concern through various analyses performed by Piraeus Bank, including the discounted cash flow analysis and other methodologies prepared by Piraeus Bank in connection with its fairness opinion, which took into account financial forecasts, cash flow streams and other qualitative factors. See "--Opinion of Financial Advisor."

         (15) The following phrase is inserted at the end of the third bullet point (replacing "; and") appearing in the Offer to Purchase under "Special Factors--Position of the Offerors Regarding Fairness of the Offer":

         ", which conclusions the Offerors adopted as they did not conduct their own analysis of fairness;"

         (16) The following information is inserted after the third bullet point appearing in the Offer to Purchase under "Special Factors--Position of the Offerors Regarding Fairness of the Offer":

         o "the Special Committee received an opinion from Piraeus Bank, their independent financial advisor; and"

         (17) The following information is inserted following the last paragraph appearing in the Offer to Purchase under "Special Factors--Position of the Offerors Regarding Fairness of the Offer":

         "The Offerors believe that the Offer is procedurally fair to holders of ADSs and Ordinary Shares (other than the Offerors and their affiliates) based on the following factors:

         o the fact that the Special Committee consisted of all of the independent directors of Antenna and was appointed to represent the interests of holders of ADSs and Ordinary Shares (other than the Offerors and their affiliates);

         o the fact that the Special Committee retained and was advised as to its fiduciary duties by its own independent legal counsel;

         o the fact that the Special Committee retained and was advised by Piraeus Bank, as its independent financial advisor, to assist it in evaluating the Offer;

         o the fact that each holder of ADSs and Ordinary Shares is able to decide voluntarily whether or not to tender its ADSs or Ordinary Shares in the Offer; and

         o the fact that the Offer contains procedures for holders of ADSs and Ordinary Shares to withdraw their tendered ADSs and Ordinary Shares prior to the Expiration Time."

         (18) The date "January 24, 2003" appearing in the second sentence of the first paragraph in the Offer to Purchase under "The Offer--Withdrawal Rights" is amended and restated to read "January 23, 2003"."

         (19) The first paragraph (including the three bullet points) appearing in the Offer to Purchase under "The Offer--Acceptance for Payment and Payment for ADSs and Ordinary Shares--Payment" is amended and restated in its entirety to read as follows:

         "PAYMENT. Upon the terms and subject to the conditions of the Offer, the Offerors will accept for payment and will pay for all ADSs and Ordinary Shares validly tendered prior to the Expiration Time and not properly withdrawn in accordance with "The Offer--Withdrawal Rights" promptly after the Expiration Time. For a description of the Offerors' right to terminate the Offer and not accept for payment or pay for the ADSs or Ordinary Shares or to delay acceptance for payment or payment for ADSs or Ordinary Shares see "--Terms of the Offer.""

         (20) The phrase "as promptly as practicable following the expiration of the Offer" appearing in the third paragraph in the Offer to Purchase under "The Offer--Acceptance for Payment and Payment for ADSs and Ordinary Shares--General" is replaced with the following:

         "promptly following the expiration of the Offer."

         (21) The following information is inserted immediately prior to the section appearing in the Offer to Purchase under "The Offer--Certain Information Concerning the Offerors--Prior ADS Purchases":

         "Mr. Minos Kyriakou's business address is c/o Antenna TV
         S.A., Kifissias Avenue 10-12, Maroussi 151 25, Athens,
         Greece. His business telephone number is +30
         210-688-6303. Mr. Kyriakou is the Chairman of the Antenna Board and the sole shareholder of Holnest and Uniholdings.

         Mr. Theodore Kyriakou's business address is c/o Antenna TV S.A., Kifissias Avenue 10-12, Maroussi 151 25, Athens, Greece. His business telephone number is +30 210-688-6303. Mr. Kyriakou is the Vice Chairman of the Antenna Board and the sole shareholder of Globecast.

         Mr. Xenophon Kyriakou's business address is Kifissias
         Avenue 10-12, Maroussi 151 25, Athens, Greece. His business telephone number is +30 210-688-6303. Mr.

         Kyriakou is a director of Antenna and the sole shareholder of Altavista.

         Ms. Athina Kyriakou's business address is c/o Antenna TV
         S.A., Kifissias Avenue 10-12, Maroussi 151 25, Athens,
         Greece. Her business telephone number is +30
         210-688-6303. Ms. Kyriakou is a director of Antenna and the sole shareholder of Praxis.

         The citizenship, current principal occupation and material occupations, positions, offices or employment for the past five years of each of Minos Kyriakou, Theodore Kyriakou, Xenophon Kyriakou and Athina Kyriakou are set forth on Schedule I to the Offer to Purchase.

         During the past five years, none of the foregoing individuals have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor were they party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws."

         (22) Clause (2) in the first paragraph appearing in the Offer to Purchase under "The Offer--Conditions of the Offer" is amended and restated to read as follows:

         "(2) at any time on or after November 25, 2002 and prior to the Expiration Time, any of the following events occur:"

         (23) The phrase "or the benefits expected to be derived by the Offerors as a result of the Offer" in the last sentence of section (a) appearing in the Offer to Purchase under "The Offer--Conditions of the Offer" is hereby deleted in its entirety.

         (24) Subsections (v), (vi) and (vii) in section (b) appearing in the Offer to Purchase under "The Offer--Conditions of the Offer" are hereby amended and restated to read as follows:

         "(iv) seeks to impose or confirm any material limitation on the ability of the Offerors to acquire or hold, or to exercise full rights of ownership of, any ADSs or Ordinary Shares, including the right to vote such ADSs or Ordinary Shares on all matters properly presented to the shareholders of Antenna, (v) seeks to require divestiture by the Offerors of all or any of the ADSs or Ordinary Shares or (vi) otherwise has or might reasonably be expected to have a Material Adverse Effect or results or might reasonably be expected to result in a Diminution in Value; or"

         (25) Subsections (v), (vi) and (vii) in section (c) appearing in the Offer to Purchase under "The Offer--Conditions of the Offer" are hereby amended and restated to read as follows:

         "(v) requires divestiture by the Offerors of all or any of the ADSs or Ordinary Shares or (vi) otherwise has or might reasonably be expected to have a Material Adverse Effect or results or might reasonably be expected to result in a Diminution in Value; or"

         (26) The phrase "has a reasonable possibility of being successful" in section (d) appearing in the Offer to Purchase under "The Offer--Conditions of the Offer" is hereby amended and restated to read as follows:

         "has a reasonable likelihood of being successful"

         (27)     The last paragraph appearing in the
Offer to Purchase under "The Offer--Conditions of the Offer" is hereby amended and restated to read as follows:

         "The foregoing conditions are for the sole benefit of the Offerors and may be waived by the Offerors, in whole or in part, at any time prior to the Expiration Time in the reasonable discretion of the Offerors. The failure by the Offerors at any time to exercise their rights under any of the foregoing conditions shall not be deemed a waiver of any such rights and each such right shall be deemed an ongoing right which may be asserted at any time prior to the Expiration Time. If he Offer is terminated under any of the foregoing provisions, all tendered ADSs or Ordinary Shares that have not previously been accepted for payment will be returned to the tendering shareholder".

         (28) The list of the Offerors appearing in the Offer to Purchase under "The Offer--Miscellaneous" is amended by adding the following names:

         "MINOS KYRIAKOU
         THEODORE KYRIAKOU
         XENOPHON KYRIAKOU
         ATHINA KYRIAKOU"


ITEM 12. EXHIBITS

EXHIBIT NO.                             DESCRIPTION

(a)(1)(i)         Offer to Purchase dated November 25, 2002.*

(a)(1)(ii)        Letter of Transmittal.*

(a)(1)(iii)       Notice of Guaranteed Delivery.*

(a)(1)(iv) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)         Form of Letter to Clients.*

(a)(1)(vi) Amendment and Supplement to the Offer to Purchase dated December 17, 2002.

(a)(2)            Press Release issued by the Offerors dated November 25, 2002.*

(c)(1) Opinion of Piraeus Bank, financial advisor to the Special Committee of the Board of Directors of Antenna dated November 11, 2002 (included as Annex A to the Offer to Purchase filed as Exhibit (a)(1)(i)).*

(c)(2) Materials presented by representatives of Piraeus Bank to the Special Committee on November 12, 2002.*


*        Previously filed on Schedule TO with the SEC on November 25, 2002.

                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Amendment No. 1 to Schedule TO/13E-3 is true, complete and correct.

                                   HOLNEST INVESTMENTS LIMITED


                                   /s/ Minos Kyriakou
                                   --------------------------------------------
                                   Name:    Mr. Minos Kyriakou
                                   Title:   Sole Shareholder


                                   GLOBECAST HOLDINGS LIMITED


                                   /s/ Theodore Kyriakou
                                   --------------------------------------------
                                   Name:    Mr. Theodore Kyriakou
                                   Title:   Sole Shareholder


                                   ALTAVISTA GLOBAL HOLDINGS LIMITED


                                   /s/ Xenophon Kyriakou
                                   --------------------------------------------
                                   Name:    Mr. Xenophon Kyriakou
                                   Title:   Sole Shareholder


                                   PRAXIS GLOBAL INVESTMENTS LIMITED


                                   /s/ Athina Kyriakou
                                   --------------------------------------------
                                   Name:    Ms. Athina Kyriakou
                                   Title:   Sole Shareholder



                                   /s/ Minos Kyriakou
                                   --------------------------------------------
                                   Minos Kyriakou

                                   /s/ Theodore Kyriakou
                                   --------------------------------------------
                                   Theodore Kyriakou


                                   /s/ Xenophon Kyriakou
                                   --------------------------------------------
                                   Xenophon Kyriakou


                                   /s/ Athina Kyriakou
                                   --------------------------------------------
                                   Athina Kyriakou

Date:    December 17, 2002

                                    EXHIBITS


EXHIBIT NO.                        DESCRIPTION

(a)(1)(i)         Offer to Purchase dated November 25, 2002.*

(a)(1)(ii)        Letter of Transmittal.*

(a)(1)(iii)       Notice of Guaranteed Delivery.*

(a)(1)(iv) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)         Form of Letter to Clients.*

(a)(1)(vi) Amendment and Supplement to the Offer to Purchase dated December 17, 2002.

(a)(2)            Press Release issued by the Offerors dated November 25, 2002.*

(c)(1) Opinion of Piraeus Bank, financial advisor to the Special Committee of the Board of Directors of Antenna dated November 11, 2002 (included as Annex A to the Offer to Purchase filed as Exhibit (a)(1)(i)).*

(c)(2) Materials presented by representatives of Piraeus Bank to the Special Committee on November 12, 2002.*


*        Previously filed on Schedule TO with the SEC on November 25, 2002.